UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 12, 2015

Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 – 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

News Release

FOR IMMEDIATE RELEASE

Suncor Energy sends letter to Canadian Oil Sands shareholders

Suncor to file updated Offer disclosure in Notice of Variation and Change

(All dollar amounts referenced are in Canadian dollars)

Calgary, Alberta (Nov. 12, 2015) – Suncor today announced that it is sending a letter to shareholders of Canadian Oil Sands Limited (“COS”). The letter explains why COS shareholders should disregard a recommendation from the Board of COS opposing Suncor’s full and fair $4.7 billion offer to purchase all of the shares of Canadian Oil Sands (the “Offer”). Including COS’ estimated outstanding net debt of $2.2 billion as at September 30, 2015, the total transaction value is approximately $6.9 billion.

Suncor believes that COS shareholders should accept the Offer, given COS’ track record of underperformance, financial challenges, and significant vulnerability in a ‘lower for longer’ oil price market.

“The COS Board and management are telling COS shareholders to “do nothing” to protect the value of their investment,” said Steve Williams, president and chief executive officer. “This would be saying no to the premium value of our Offer, and the opportunity for greater upside and lower risk as a Suncor shareholder. Rejecting our Offer represents real risk to COS shareholders, and we urge them to consider the facts and accept our Offer.”

Suncor also announced that it is filing and mailing a Notice of Variation and Change (the “Notice”) to its original offer and circular dated October 5, 2015. Among other things, the Notice provides certain updated information relating to the Offer, including taking into account Suncor’s and COS’ third quarter results.

Suncor believes these two documents will demonstrate to COS shareholders the value of the Offer and the risks they face if they reject the Offer, given the new business reality for oil prices and COS’ total reliance on the performance of the Syncrude oil sands facility, a single asset over which COS has little control.

Premium of 57 percent on COS shares

Since the Offer was announced, the potential premium has increased to 57% from 43% compared with the pre-offer TSX trading price of $6.19 for COS. The higher premium is a result of the substantial increase in the price of Suncor’s shares, which closed at $38.97 on the TSX on November 9, 2015, up from a pre-offer closing price of $35.37 on October 2, 2015.

Suncor is continuing to offer to acquire all of the outstanding shares of COS for a consideration of 0.25 of a Suncor share per COS share.

The Offer provides COS shareholders with a cash dividend increase of 45%, a structure intended to provide a tax-deferred exchange for shares in a financially stronger, more diverse and stable company that has considerable upside potential in a rising price environment but can also deliver significant value should oil prices stay lower for longer.

A copy of Suncor’s letter to COS shareholders is available on Suncor’s web site at suncor.com and also at suncorofferforcanadianoilsands.com.

About Suncor’s Offer for COS

For more information about Suncor’s Offer for COS, visit

http://www.suncorofferforcanadianoilsands.com

D.F. King has been retained as information agent for the Offer. Shareholders may contact D.F. King at:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

NOTICE TO U.S. HOLDERS

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares in COS (“Shares”) and the acquisition of Suncor common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015 Suncor filed a registration statement on Form F-80, as amended from time to time, which includes the documents related to the Offer, with the SEC in respect of the Offer. This news release is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including: Suncor’s belief that COS has significant vulnerability in a lower for longer oil price environment; Suncor’s belief there is greater upside and lower risk as a Suncor shareholder; Suncor’s belief that its letter to COS shareholders and the Notice will demonstrate to COS shareholders the value of the Offer and the risks they face if they reject the Offer; statements regarding future dividend payments; and Suncor’s belief that it is: (i) a financially stronger, more diversified and stable company that has considerable upside potential in a rising price environment, and (ii) a company that can also deliver significant value should oil prices stay lower for longer. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended September 30, 2015 (the “Third Quarter MD&A”) and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer documents, the Third Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40- F on file with Canadian securities commissions at www.sedar.com and the SEC at www.sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this news release.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes,

FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

For more information please contact:

Investor inquiries:

800-558-9071

offer@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: November 12, 2015	By:	/s/ Shawn Poirier
Shawn Poirier
Assistant Corporate Secretary